AEA-Bridges Impact Corp.

PO Box 1093, Boundary Hall, Cricket Square

Grand Cayman, KY1-1102, Cayman Islands

September 29, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: William Demarest, Wilson Lee, Stacie Gorman and David Link

Re:	AEA-Bridges Impact Corp.

Amendment No. 1 to Form S-1

Filed September 23, 2020

File No. 333-248785

Ladies and Gentlemen:

This letter sets forth responses of AEA-Bridges Impact Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated September 28, 2020, with respect to the above referenced Amendment No. 1 to Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the draft Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the draft Registration Statement with this letter.

Amendment No. 1 to Form S-1

Signatures, page II-5

1.

Staff’s comment: We note your response to comment 2. Please revise to clearly identify the person who is signing the registration statement in the capacity of the principal accounting officer or controller. Also revise to have the company’s authorized representative in the United States sign the registration statement.

Response: The Company acknowledges the Staff’s comment and has updated the Registration Statement to provide for such signatories.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 of Kirkland & Ellis LLP.

Sincerely,

/s/ John Garcia
John Garcia
Co-Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler

Kirkland & Ellis LLP

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